February 4, 2011

VIA MAIL & EDGAR FILING

Brian R. Cascio, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. – Mail Stop 3720
Washington, DC 20549

Re:
SEC Comment Letter Dated November 30, 2010
Advance Nanotech, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on April 15, 2010
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009
File No. 000-10065

Dear Mr. Cascio:

We have received your letter dated January 21, 2011, by fax in our office on January 21, 2011, detailing your review of our filing dated December 28, 2010 regarding the above-referenced filings Form 10-K for the fiscal year ended December 31, 2009 filed on April 15, 2010 (“Form 10-K”) and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009 (“Amendment No. 1”). This letter responds to your comments relating to such filing, Form 10-K and Amendment No. 1.

For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the January 21, 2011 letter.  Also, for your convenience, we included your comments in bold.

10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 8.
1.
We may be classified as an inadvertent investment company, page 10.  We note your response to prior comment 1.  Please tell us if you believe a “late 2009” analysis by special counsel is still applicable to your company at this time.

In late 2009, we engaged special counsel to review the investment company issue.  After special counsel’s review, it was determined that neither a formal opinion nor an exemption order would be required and this risk is no longer applicable to the Company at this time.  The Company will modify or delete this risk factor in future filings as applicable.

Financial Statements

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Statements of Cash Flows, page F-9
2.
We note your response to prior comment 6.  However, we do not understand why you present the non-cash gain on deconsolidation of a subsidiary as a use of investing cash.  It appears that this amount should be included as an adjustment to reconcile net income (loss) to cash flows used in operating activities and non-cash gain should be presented outside of the statement of cash flows as a non-cash investing activity.  Please provide us the accounting literature you relied on for this presentation.

Upon further consideration, we concur to classify the deconsolidation gain to operating activities and to disclose outside the statement of cash flows as a non-cash investing activity in our comparative filings and appropriate disclosures with our future filings.

3.
We see that you reconcile net income (loss) attributable to continuing operations to cash provided by (used in) operating activities.  Under FASB ASC 230-10, a statement of cash flows prepared under the indirect method should start with "net income".  FASB ASC 810-10-65-1 defines "net income" as net income attributable to both controlling and noncontrolling interest as well as discontinued operations.  In future filings, please begin your consolidated statement of cash flows with "net income" as defined in FASB ASC 8110-10-65-1.

We concur with the staff and will make such change in future filings.

Note 5. Investments, page F-19.
4.
We reference our prior comment 7.  In future filings, to the extent that your investment in Owlstone is material to your financial statements and to investors, please provide audited equity method investee financial statements similar to those required by Rule 3-09 of Regulation S-X.

We will comply, if possible.  However, it is important to note that the Company no longer has significant influence with Owlstone, nor do we have a controlling one.  Other factors such as economic costs of auditing a private company may override our need for audited financial statements (from Owlstone).

5.
We note your response to prior comments 9 and 10.  Please tell us how your calculation of the gain on deconsolidation of Owlstone is consistent with the guidance in FASB ASC 810-10-40-5.  Provide us your calculation of the gain that is consistent with guidance is the accounting literature.

In accordance with FASB ASC 810-10-40-5, we recognized a gain in net income attributable to the parent (Company) measured by the difference between:

1.
Fair value of any consideration received [none] plus fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated [we utilized book value as a fair value indicator] plus the carrying amount of any noncontrolling interest the former subsidiary (including any accumulated other comprehensive income attributable to the noncontolling interest) at the date the subsidiary is deconsolidated [considered in determination]

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2.	The carrying amount of the former subsidiary's assets and liabilities.

Our footnote 5. Investments was intended to describe the  accounting for the effects of deconsolidation and change to the equity method of accounting as described in ASC 810-10-40-5 in tabular format starting with carrying value of Owlstone at ($5.7m) with the adjustment (gain) of $6.7m leading to the reported balance sheet value of $1m.

However, we will revise our future filings to better describe the accounting more in line with the format of ASC 810-10-40-5.

Note 7.  Convertible Notes Payable, page F-20
6.
We see your response to prior comment 11.  In future filings, please identify the notes payable as "related party" on the face of your balance sheet and identify within your footnotes the nature of the related parties.

We concur with the staff and will make such change in future filings.

Note 16.  Discontinued Operations, page F-31
7.
We see that you present the operations of Owlstone as discontinued under FASB ASC 205-20.  Please tell us how you concluded that (a) elimination of the component's operations and cash flows from the entity's ongoing operations has occurred and (b) significant continuing involvement by the entity in the component's operations does not exist after the disposal transaction. Please tell us how you concluded that the deconsolidation of Owlstone meets the requirements in the accounting literature to be treated as discontinued  operation.

In accordance with FASB ASC 205-20-45-1, a condition necessary for discontinued operations reporting is that an entity "not have any significant continuing involvement in the operations of the component after the disposal transaction".  There are no continuing activities, either through business transactions nor management structure, between Owlstone and the Company.  The  two companies activities are completely different from one another and are only associated through the investment.  Therefore we concluded that discontinued accounting was the most appropriate accounting treatment for the disposal of Owlstone.

8.	We reference your response to prior comment 12. In future filings separately disclose the amounts and components of each discontinued operations.

We concur with the staff and will make such change in future filings.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

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Item 12. Security Ownership of Certain Beneficial Owners, page 9
9.
We note your response to prior comment 11 that Provco Ventures I, LP beneficially owns more than 5% of your outstanding securities.  Please tell us why Provco Ventures 1, LP is not listed in your beneficial ownership table on page 10.

At the time of the calculation, Provco Ventures I, LP did not beneficially own more than 5% of our outstanding securities.  The table provided in our response was as of December 23, 2010.  Assuming Provco Ventures I, LP has not disposed of any of its securities, Provco Ventures I, LP will be included in the table for future filings.

Item 13.  Certain Relationships and Related Transactions, page 12
Certain Relationship and Related Transactions, page 12
10.	Please expand your response to prior comment 16 to tell us and provide in future filings as applicable:

•
the amounts involved in the transactions involving informal advances to Owlstone Nanotech, Inc., including the amounts you advanced to Owlstone in the periods for which disclosure is required, the largest aggregate amount of principal outstanding and the amounts of principal and interest paid by Owlstone in the periods presented, and the rate or amount of interest payable on the indebtedness; and

•	why you did not include disclosure of convertible notes issued to Owlstone, Inc., BEME Capital Limited, Provco Ventures I, LP and Core Equity Group, LLC mentioned in response to prior comment 11.

Also, please confirm that you will revise future filings to include the information required by Regulation S-K Item 404 for your related party transactions.

As of December 31, 2009, the period for which disclosure is required, the remaining amount of indebtedness, post-deconsolidation of Owlstone as a majority-owned entity, was $517,676.93.  These advances were originally made as short-term inter-company transfers during the time Owlstone was majority-owned by the Company and as such, did not include a nominal interest rate on the advances.  Once Owlstone was “deconsolidated” from the Company, the remaining indebtedness was no longer “inter-company” and no longer eliminated through consolidation.  It was agreed between the Company and Owlstone that the $517,676.93 would be repaid to the Company.  By February 2010, Owlstone Nanotech, Inc repaid the entire balance of $517,676.93.  Subsequent to the final payment on February 23, 2010, there have been no further advances or loans from the Company to Owlstone or repayments or loans from Owlstone to the Company.

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The filing of Form 10K/A, Amendment No. 1, Part III, Item 12 under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on April 30, 2010 included a table as of April 23, 2010 and disclosed in footnote 2 for Owlstone Inc., footnote 3 for BEME Capital Limited and footnote 7 for Core Equity Group, LLC the amount of convertible notes issued to those parties.  As disclosed in comment 9 above, Provco Ventures I, LP did not beneficially own more than 5% of our outstanding securities as of the date of the table on April 23, 2010.  The table provided in our recent response was as of December 23, 2010.  Assuming Provco Ventures I, LP has not disposed of any of its securities, Provco Ventures I, LP will be included in the table for future filings.

We agree to revise future filings to include the information required by Regulation S-K Item 404 for any related party transaction.

In addition to the above responses, this is to certify that we acknowledge:

•	Advance Nanotech is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Advance Nanotech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After considering our comments above, if you feel that additional information is required or you would like us to revise the above referenced Form 10-K filing or Amendment No. 1, please let us know and we will do so as soon as possible.

We appreciate your efforts with respect to this matter.  If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Jon Buttles, Principal Executive Officer, at 212-583-0080.

Sincerely,

/s/ Jon Buttles
Jon Buttles
Principal Executive Officer

cc:           Ellenoff Grossman & Schole LLP
Thomas Finn
Q Accountancy Corporation

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